NO ACT

PE
10-1-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013139

Received SEC

NOV 2 5 2009

Washington, DC 20549

November 25, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-25-09

Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

Dear Mr. Heard:

This is in response to your letters dated October 1, 2009 and November 20, 2009 concerning the shareholder proposal submitted to Tyson by the Adrian Dominican Sisters. We also have received a letter on the proponent's behalf dated November 3, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

November 25, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

The proposal requests that the board adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requests a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

There appears to be some basis for your view that Tyson may exclude the proposal under rule 14a-8(i)(7), as relating to Tyson's ordinary business operations (i.e., the choice of production methods and decisions relating to supplier relationships). In this regard, we note that the proposal concerns the use of antibiotics in raising livestock. Accordingly, we will not recommend enforcement action to the Commission if Tyson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KUTAK ROCK LLP

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www.kutakrock.com

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DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

November 20, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Response to letter dated November 3, 2009 by counsel to Adrian Dominican Sisters and Trinity Health

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), in order to respond to the letter dated November 3, 2009 to the Securities and Exchange Commission (the "Commission") from Paul M. Neuhauser as counsel to Adrian Dominican Sisters and Trinity Health (the "Proponent's Response Letter"). We have reviewed the Proponent's Response Letter, and, although we strongly disagree with the analysis presented and conclusions drawn, we do not believe it raises any additional issues requiring a substantive response other than what we have previously included in our initial letters to the Commission dated October 1, 2009.

We respectfully request that the Commission staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the shareholder proposals from Adrian Dominican Sisters and Trinity Health from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Mr. Christopher Mathias
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
Trinity Health
1257 East Siena Heights Drive
Adrian, Michigan 43221-1793

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 3, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples
Office of the Chief Counsel
Division of Corporation Finance

Via email at shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Tyson Foods, Inc.

Dear Sir/Madam:

I have been asked by Trinity Health and the Adrian Dominican Sisters (hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of Tyson Foods, Inc. (hereinafter referred to either as "Tyson" or the "Company"), and who have jointly submitted a shareholder proposal to Tyson, to respond to the letter dated October 1, 2009, sent to the Securities & Exchange Commission by the Company, in which Tyson contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rule 14a-8(i)(7) and that Trinity Health cannot be treated as a co-sponsor of the proposal by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Tyson's year 2010 proxy statement and that Trinity Health cannot be excluded as a sponsor thereof.

The Proponents' shareholder proposal requests Tyson to adopt policies in its hog operations that would phase out the "routine use" of animal feed "containing antibiotics" similar to antibiotics used to control human disease except when the animals have contracted actual treatable diseases and more generally, to, when feasible, use only antibiotics that are not similar to antibiotics used to control disease in humans.

RULE 14a-8(i)(11)

The purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals". Release 34-12,598 (July 7, 1976). However, the purpose of that Rule is not to eliminate the co-sponsorship of a single proposal by multiple shareholders.

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they intended to be co-sponsors of the same proposal, and not to be independent sponsors of separate proposals.

As noted in the Company's own no-action request letter, Trinity Health explicitly states that its "proposal is the same one being filed by the Adrian Dominican Sisters". It is difficult to imagine how the Proponents could have made their intentions clearer.

Only one proposal, co-sponsored by two institutions, has been submitted to the Company. This is evident and only from the phrase just quoted but also from other parts of the letter that Trinity Health sent to the Company submitting the proposal. Thus, the Adrian Dominican Sisters letter submitting the proposal states that the contact person for discussion of the proposal is Christopher Matthias, who provides contact information. In a like manner, the Trinity Health's letter submitting the proposal states: "The contact person for this proposal is Mr. Chris Matthias (517-266-3521), representing the Adrian Dominican Sisters". The direct line telephone number is the same one that Mr. Matthias specified in his own letter on behalf of the Adrian Dominican Sisters.

It is therefore factually apparent that only one shareholder proposal has been submitted to Tyson, which shareholder proposal is co-sponsored by Trinity Health and the Adrian Dominican Sisters. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all co-sponsors of the proposal. In this connection, it should be noted that the Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

A virtually identical fact situation was considered by the Staff in connection with the denial of a no-action request in *ConocoPhillips* (February 22, 2006). In that letter, the Staff stated:

> We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic & Foreign Missionary Society of the Episcopal Church.

In a like manner, Trinity Health has indicated its intention to co-sponsor the proposal submitted by the Adrian Dominican Sisters.

In another situation factually virtually identical to the instant one, the Staff in *Caterpillar, Inc* (March 26, 2008) reached the identical result that it had in the *ConocoPhillip* letter.

In contrast, the proposals at issue in the letter cited by the Company (*Proctor & Gamble Co.* (July 21, 2009)) were clearly separate proposals. They did not purport to be co-sponsored and were very differently worded. All they had in common was that both addressed the same issue. The letter is therefore clearly inapposite.

In conclusion, it is factually clear that each of the Proponents have jointly co-sponsored a single shareholder proposal (and not separately submitted two separate proposals) and that such co-sponsorship is contemplated by Rule 14a-8.

For the foregoing reasons, the Company has failed to carry its burden of proving that the exclusion of Rule 14a-8(i)(11) applies to the shareholder proposal submitted by Trinity Health.

RULE 14a8(i)(7)

Background

Tyson, according to the "Fact Book" (page 13) on its website, is the second largest pork producer in the US. Although the Company has an "inventory" of some 300,000 hogs (page 13), the majority of the hogs that are used in its operations are raised by contract farmers (see Tyson's most recent 10-K, page 7), presumably in accordance with specifications set by Tyson.

The issue raised by the Proponents' shareholder proposal can be explained very succinctly by the following simple syllogism. Antibiotic medicines are essential to human health in America. Pathogens can evolve resistance to such antibiotics. Overuse of antibiotics results in increased resistance on the part of the pathogens to those medicines. Increased resistance means increased deaths. In its hog operations Tyson uses animal feed containing such antibiotics not to cure disease, but rather to enhance and stimulate growth in the animals. Therefore Tyson's operations constitute a serious threat to human health in America.

A. The Dangers of Antimicrobial Resistance

These dangers are well established and beyond dispute. See, for example, 42 USC § 247d-5. See also the "Action Plan" (arising out of the statutory command) developed by the Interagency Task Force on Antimicrobial Resistance, which was co-chaired by the Centers for Disease Control and Prevention, the Food and Drug Administration and the National Institutes of Health available at www.cdc.gov/drugresistance/actionplan. A revision of the Action Plan is expected to be made public later this year. See www.cdc.gov/drugresistance/actionplan/update. As stated in the "Questions and Answers about Antibiotic Resistance" section of the Center for Disease Control and Prevention website:

> Q: Why should I be concerned about antibiotic resistance?
> A: Antibiotic resistance has been called one of the world's most pressing public health problems. Almost every type of bacteria has become stronger and less responsive to antibiotic treatment when it is really needed. These antibiotic-resistant bacteria can quickly spread to family members, schoolmates, and co-workers - threatening the community with a new strain of infectious disease that is more difficult to cure and more expensive to treat. For this reason, antibiotic resistance is among CDC's top concerns. . . .
>
> If a microbe is resistant to many drugs, treating the infections it causes can become difficult or even impossible. . . . In some cases, the illness can lead to serious disability or even death.
>
> Q: Why are bacteria becoming resistant to antibiotics?
> A: Antibiotic use promotes development of antibiotic-resistant bacteria. Every time a person takes antibiotics, sensitive bacteria are killed, but resistant germs may be left to grow and multiply. Repeated and improper uses of antibiotics are primary causes of the increase in drug-resistant bacteria. . . .
>
> Widespread use of antibiotics promotes the spread of antibiotic resistance. Smart use of antibiotics is the key to controlling the spread of resistance.

B. Excessive Use of Antimicrobials in Animal Husbandry is a Major Cause of Antimicrobial Resistance

The Center for Disease Control and Prevention, on its website in the section concerning the National Antimicrobial Resistance Monitoring System (NARMS), has a section entitled "Frequently Asked Questions (FAQ) About Antibiotic Resistance" one of which is: "Does the use of antibiotics to promote growth pose a public health risk?" The answer given is as follows:

> The use of antibiotics to promote growth is widespread in food animal production. Antibiotics used for growth promotion increase the pressure for bacteria to become resistant. To address this public health problem, the World Health Organization (WHO) has recommended that antibiotics not be used for this purpose. It is determined that ***this practice is unsafe for the public's health***. . . [Emphasis supplied.]

As far back as 2002 the World Health Organization warned that the excessive use of antimicrobials in animal husbandry was a major problem and source of antimicrobial resistance in humans. A copy of WHO's Fact sheet Number 268 is available at www.who.int/mediacentre/factsheets/fs268/en/. Some highlights include:

> Following their 20th century triumph in human medicine, antimicrobials have also been used increasingly for the treatment of bacterial disease in animals, fish and plants. In addition, they became an important element of intense animal husbandry because of their observed growth-enhancing effect, when added in sub-therapeutic doses to animal feed. . . .
>
> THE ANTIMICROBIAL RESISTANCE PROBLEM
>
> The widespread use of antimicrobials outside human medicine is of serious concern given the alarming emergence in humans of bacteria, which have acquired, through this use, resistance to antimicrobials. . . .
>
> However, some of the newly-emerging resistant bacteria in animals are transmitted to humans; mainly via meat and other food of animal origin or through direct contact with farm animals. The best-known examples are the foodborne pathogenic bacteria Salmonella and Campylobacter and the commensal (harmless in healthy persons and animals) bacteria Enterococcus. Research has shown that resistance of these bacteria to classic treatment in humans is often a consequence of the use of certain antimicrobials in agriculture. . . .
>
> ANTIMICROBIAL USE IN FOOD ANIMALS
>
> In addition to being administered to sick food animals individually to treat them, antimicrobials are used for mass treatment against infectious diseases or continuously in feed at very low doses (parts per million) for growth promotion, particularly in pig and poultry production. Use of antimicrobials for these purposes has become an important part of intense animal husbandry.
>
> Some growth promoters belong to groups of antimicrobials (e.g. glycopeptides and streptogramins) which are essential drugs in human medicine for the

treatment of serious, potentially life-threatening, bacterial diseases, such as Staphylococcus or Enterococcus infections.

SCALE OF ANTIMICROBIAL USE OUTSIDE HUMAN MEDICINE. . . .

It is estimated that about half of the total amount of antimicrobials produced globally is used in food animals. . . .

EXAMPLES OF THE CONSEQUENCES OF THE OVERUSE OF ANTIMICROBIALS IN FOOD ANIMALS

Studies in several countries, including the United Kingdom (UK) and USA, have demonstrated the association between the use of antimicrobials in food animals and antimicrobial resistance. Shortly after the licensing and use of Fluoroquinolone, a powerful new class of antimicrobials, in poultry, fluoroquinolone-resistant Salmonella and Campylobacter isolations from animals, and shortly afterward such isolations from humans, became more common. Community and family outbreaks, as well as individual cases, of salmonellosis and campylobacteriosis resistant to treatment with fluoroquinolones have since been reported from several countries. The US Food and Drug Administration (FDA) believes that each year the health of at least 5000 Americans is affected by use of these drugs in chickens. . . .

With the emergence of vancomycin-resistant strains of Enterococcus bacteria in many hospitals around the world, the question arose if the use of vancomycin in agriculture could have compounded the worsening problem. Indeed, vancomycin-resistant enterococci were isolated in animals, food and non-treated volunteers in countries where vancomycin is also used as a growth promoter in animals;

Because of the health threat from vancomycin-resistant enterococci, Denmark banned use of vancomycin as an animal growth promoter in 1995 and all European countries followed suit in 1997. After the ban, prevalence of resistant Enterococcus in animals and food, particularly in poultry meat, fell sharply.

At about the same time as the WHO publication, on October 18, 2001, the prestigious New England Journal of Medicine published an editorial entitled "Antimicrobial Use in Animal Feed -- Time to Stop":

Antimicrobials have been used in food animals in North America and Europe for nearly half a century. Among the most common are drugs that are either identical to or related to those administered to humans, including penicillins, tetracyclines, cephalosporins (including ceftiofur, a third-generation cephalosporin), fluoroquinolones, avoparcin (a glycopeptide that is related to vancomycin), and virginiamycin (a streptogramin that is related to quinupristin-dalfopristin). These antimicrobial agents are given to food animals as therapy for an infection or, in the absence of disease, for subtherapeutic purposes with the goals of growth promotion and enhanced feed efficiency (improved nutritional benefits of the animal feed). There is considerable controversy about the amounts of antimicrobials that are given to food animals, relative to the amounts given to humans, since manufacturers are not required to provide precise production figures. One estimate is that 50 percent of all antimicrobials produced in the United States are administered to animals, mostly for subtherapeutic uses. The Union of Concerned Scientists recently estimated that, each year, 24.6 million lb (11.2 million kg) of antimicrobials are given to animals for nontherapeutic purposes and 2 million lb (900,000 kg) are given for therapy; in contrast, 3 million lb (1.3 million kg) are given to humans.[1] Whichever figures are accepted, it is fair to state that substantial amounts of antimicrobials are administered to food animals for growth promotion and feed efficiency in the absence of known disease.

An intense debate has raged over the past three decades on the impact on health in humans of the use of antimicrobial agents in food animals. The three reports in this issue of the *Journal*[2,3,4] add weight to the rising movement to ban subtherapeutic uses of antimicrobials in animals. White et al. found that 20 percent of samples of ground meat obtained in supermarkets were contaminated with salmonella and that 84 percent of the isolates were resistant to at least one antimicrobial.[2] ***The authors point out that the food supply is the chief source of human infection with antimicrobial-resistant salmonella.*** [Emphasis supplied.] The transfer of resistant salmonella and *Escherichia coli* from food animals to humans is a common event, as has been demonstrated by several groups of researchers. Other studies have shown that *Campylobacter jejuni,* another important human pathogen, is frequently isolated from meat, particularly poultry, that is available in supermarkets, and the incidence of fluoroquinolone-resistant strains has increased ~~with the introduction of~~ the therapeutic use of these drugs in animals.

The second study, by McDonald et al.,[3] found that at least 17 percent of chickens obtained in supermarkets in four states had strains of *Enterococcus faecium* that were resistant to quinupristin-dalfopristin, an important new antimicrobial that was approved for use in people after this survey was completed. They ascribe the development of resistance in this important pathogen to the widespread use of virginiamycin in chicken feed.

The third study, by Sørensen et al.,[4] found that glycopeptide-resistant and streptogramin-resistant strains of *Ent. faecium,* isolated from chicken parts obtained at a grocery store and pigs after slaughter, were able to colonize transiently (up to 14 days) the intestinal tract of healthy volunteers. The emergence of glycopeptide-resistant strains is linked to the widespread use of avoparcin in animal feed in Europe. In 1997, its use was banned by countries in the European Union.

Over 80 percent of infections with salmonella and campylobacter in humans are acquired from food animals. [Emphasis supplied.] One study published in 1999 estimated that there were 1.4 million cases of illness due to salmonella and 2.4 million cases of illness due to campylobacter infection in the United States.[5] ***In that study, 26 percent of salmonella isolates and 54 percent of campylobacter isolates were resistant to at least one antimicrobial.*** [Emphasis supplied.] There is also growing concern about the increasing rate of isolation of *Salmonella enterica* serotype typhimurium definitive type 104 (DT104) in the United States and throughout the world. This strain, which was one of those isolated from ground meat by White et al., is resistant to multiple drugs and has heightened virulence.

The use of antimicrobials in food animals selects for resistant strains and enhances their persistence in the environment. Drug resistance in salmonella and campylobacter can increase the frequency and severity of infections with such organisms, limit treatment options, and raise health care costs. . . .

Although the transmission of vancomycin-resistant enterococci in the United States has not been related to the use of antibiotics in food animals, the increasing burden of resistant *Ent. faecium* in our food chain[3] and the ability of these strains to colonize the human intestine[4] represent a potential threat.

The most widely proposed argument in favor of the use of antimicrobials for growth promotion and feed efficiency in animals is the economic savings. There are alternatives, as shown in Europe after the use of these drugs was abandoned. The economic losses could be minimized and even neutralized by improvements in animal husbandry, the quality of feed, and hygiene.

In my view, the findings of White et al., McDonald et al., and Sørensen et al., along with the abundant supporting evidence provided by previous studies, represent the proverbial "smoking gun." On the basis of discussions by an expert committee of the Alliance for the Prudent Use of Antibiotics, ***several recommendations can be made. Antimicrobials should be used only when indicated in individual infected animals for a targeted pathogen and prescribed by a veterinarian. The use of certain drugs that have important uses in humans, such as fluoroquinolones and third-generation cephalosporins, should be prohibited in animals. Finally, the subtherapeutic use of these agents to promote growth and feeding efficiency should be banned — a move that would decrease the burden of antimicrobial resistance in the environment and provide health-related benefits to both humans and animals.*** [Emphasis supplied.]

Also at about the same time, the American College of Preventative Medicine adopted a position as follows:

ACPM recommends the discontinuation of antimicrobials used to promote the growth of food animals if they are also used in human medicine. These uses may increase antimicrobial resistance and no longer meet the food safety criteria of reasonable certainty of no harm. (See Statement on Use of Antimicrobials in Food Animals*March2000, available at www.keepantibioticsworking.com/library/uploadedfiles/American_College_of_Preventive_Medicine_Statem.)

The Center for Disease Control and Prevention, in the section of its web site entitled National Antimicrobial Resistance Monitoring System (NARMS) has another frequently asked question, namely: "How does antibiotic use in animals differ from use in humans?" The reply given is as follows:

> In humans, antibiotics are usually used to treat sick individuals but can occasionally be used to prevent illness. Sick animals are sometimes treated individually, but often whole flocks or herds of animals are treated at once, including animals that are not ill. In humans, antibiotics are sometimes given to healthy persons to prevent specific infections; this type of use is much more common in animals. In humans, antibiotics are not given to promote growth, yet this is a major reason for using antibiotics in animals.

Yet another question in that section asks: "What can be done to slow antibiotic resistance?" The reply given is:

> Decreasing unnecessary or imprudent antibiotic use will decrease the pressure on organisms which are exposed to them to become resistant. Ongoing efforts in human and veterinary medicine are needed to decrease the misuse and overuse of antibiotics, so that the efficacy of antibiotics is preserved for as long as possible. For example, medical and veterinary professional organizations have issued recommendations to promote appropriate therapeutic use of antibiotics by physicians and veterinarians. A Task Force of 11 government agencies issued a Public Health Action Plan to Combat Antimicrobial Resistance in 2001.

The 2006 annual report on the progress on the Action Plan included in its executive summary (pages 5-6) a description of Food and Drug Administration regulatory actions, including the adoption in 2003 of a guidance document entitled "Evaluating the Safety of Antimicrobial New Animal Drugs with Regard to their Microbiological Effects on Bacteria of Human Concern". The FDA document is available at www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry. Although that document is labeled for guidance only and the risk assessment prescribed is not mandatory, nevertheless it states that if the there is a high risk that use of the new medicine in animals would have an adverse impact on antimicrobial resistance in humans, the FDA may deny the drug makers application for animal use. (See Item VI.A., page 22: "denying the approval of an antimicrobial drug application is one possible outcome of an overall safety evaluation which could include the qualitative antimicrobial risk assessment process described above".)

The difficulty with that FDA risk assessment process is that it applies only to new medicines, and not those approved prior to 2003. It is the intent of the Proponents' shareholder proposal to request that Tyson itself adopt policies to fill that gap in the FDA's safety regulations.

Although there exists an extremely numerous body of studies that demonstrate that excessive use of antimicrobials in animal husbandry is a major cause of antimicrobial resistance, in the interests of avoiding an unduly long letter, we refer the Staff to Appendix A and its bibliography. Appendix A the transcript of the testimony of Dr. Jay P. Graham of the School of Public Health of Johns Hopkins University given at a hearing of the Health, Education, Labor and Pensions Committee of the U.S. Senate on June 24, 2008. Some excerpts follow:

> Antimicrobials are a critical defense in the fight against infectious bacteria that can cause disease and death in humans. Their value as a resource in human medicine is being squandered through inappropriate use in animals raised for food. The method that now predominates in food animal agriculture – applying constant low doses of antimicrobials to billions of animals –facilitates the rapid emergence of resistant disease-causing bacteria and compromises the ability of medicine to treat disease, making it clear that such inappropriate and indiscriminate use must end.
>
> A wide range of antimicrobial drugs are permitted for use in food animal production in the U.S. (Sarmah et al 2006). These drugs represent most of the major classes of clinically important antimicrobials, from penicillin to third-generation cephalosporin compounds. In some cases, new drugs were licensed for agricultural use in advance of approvals for clinical use. In the case of quinupristin-dalfopristin – an analog of virginiamycin, which is used in food animal production – this decision by the FDA resulted in the emergence of resistance in human isolates prior to eventual clinical registration (Kieke et al 2006), thus demonstrating how feed additive use can compromise the potential utility of a new tool in fighting infectious disease in humans. Agricultural use can also significantly shorten the "useful life" of existing antimicrobials for combating human or animal disease (Smith et al, 2002).
>
> While discussion of the issue of declining effectiveness of antimicrobials often centers on the importance of ensuring the proper use of antimicrobials in human medicine, the fact is that most antimicrobials used in the U.S. are used as "growth promoters" in food animal production, not human medicine (Mellon et al 2001). In North Carolina alone, the use of antimicrobials as a feed supplement has been estimated to exceed all U.S. antimicrobial use in human medicine. A relatively small percentage of antimicrobial use in food animal production is to treat sick animals. . . .
>
> From a public health perspective, it clearly makes good sense to remove antimicrobials for growth promotion in food animal production. When this is done, resistance in disease causing organisms tends to decrease significantly. Studies carried out in Europe have demonstrated a rapid decrease in the prevalence of antimicrobial resistant *Enterococcus faecium* recovered from pigs and broilers after antimicrobials were removed (from Aarestrup et al 2001). The prevalence of resistant enterococci isolates from human subjects also declined in the European Union (EU) over the same period (Klare et al 1999). . . .

There are industry trade groups that argue that using antimicrobials in the food animal production process does not pose a threat to public health. But, numerous studies support a strong link between the introduction of an antimicrobial into animal feeds and increased resistance in disease-causing organisms isolated from humans (Silbergeld et al. 2008). . . .

Animals given antimicrobials in their feed contain a higher prevalence of multidrug-resistant *E. coli* than animals produced on farms where they are not exposed to antibiotics (Sato et al 2005), and the same disparity shows up when one compares the meat and poultry products consumers purchase from these two styles of production (Price et al 2005; Luantongkum et al 2006). . . .

The rise of antimicrobial resistance in bacteria, in response to exposure to antimicrobial agents, is inevitable as all uses of antimicrobial agents drives the selection of resistant strains. Thus, there is the potential to lose this valuable resource in human medicine, which might well be finite and nonrenewable – once a disease-causing organism develops resistance to an antimicrobial, it may not be possible to restore its effectiveness. . . .

In 2003, the American Public Health Association (APHA), in its policy statement, said "the emerging scientific consensus is that antibiotics given to food animals contribute to antibiotic resistance transmitted to humans." . . . .

For its part, the World Health Organization (WHO) has recommended that "in the absence of a public health safety evaluation, [governments should] terminate or rapidly phase out the use of antimicrobials for growth promotion if they are also used for treatment of humans."

. . . . Denmark]in 1999 banned the use of antimicrobials as growth promoters. ... . The European Union has followed suit with a ban on growth promoters that took effect in 2006.

C. Current Congressional Concerns

As indicated by the fact that the excepts just quoted were from testimony given before the Senate Health, Education, Labor and Pension Committee, in recent years there has been considerable Congressional interest not only about antimicrobial resistance in general, but specifically about antimicrobial resistance resulting from discredited animal husbandry practices.

Referred to earlier in this letter is 42 USC 247d-5 ("Combating Antimicrobial Resistance"), part of the Public Health Threats and Emergencies Act, which was passed in 2000 (106 P.L. 505).

The considerable current congressional interest in antimicrobial resistance resulting from animal husbandry practices is best illustrated by a bill introduced into both houses (S. 619 and H.R. 1549) and entitled the "Preservation of Antibiotics for Medical

Treatment Act of 2009". One of the co-sponsors of the bill, Senator Snowe (R. ME) stated in connection with the introduction of the bill (155 Cong Rec S 3179-3180):

> At the same time that the threat has grown, we have seen an alarming trend as existing antibiotics are becoming less effective in treating infections. We know that resistance to drugs can be developed, and that the more we expose bacteria to antibiotics, the more resistance we will see. So it is critical to address preserving the lifesaving antibiotic drugs we have today so that they will be of use in treating disease when they are needed.
>
> Today over 9 out of 10 Americans understand that resistance to antibiotics is a problem. . . .
>
> When we overuse antibiotics, we risk eliminating the very cures which scientists fought so hard to develop. . . .
>
> Yet every day in America antibiotics continue to be used in huge quantities when there is no disease present to treat. I am speaking of the nontherapeutic use of antibiotics in agriculture. Simply put, the practice of feeding antibiotics to healthy animals jeopardizes the effectiveness of these medicines in treating ill people and animals.
>
> Recognizing the public health threat caused by antibiotic resistance, Congress in 2000 amended the Public Health Threats and Emergencies Act to curb antibiotic overuse in human medicine. Yet today, it is estimated that 70 percent of the antimicrobials used in the United States are fed to farm animals for nontherapeutic purposes including growth promotion, poor management practices and crowded, unsanitary conditions.
>
> In March 2003, the National Academies of Sciences stated that a decrease in antimicrobial use in human medicine alone will not solve the problem of drug resistance. Substantial efforts must be made to decrease inappropriate overuse of antibiotics in animals and agriculture.
>
> Four years ago five major medical and environmental groups-the American Academy of Pediatrics, the American Public Health Association, Environmental Defense, the Food Animal Concerns Trust and the Union of Concerned Scientists-jointly filed a formal regulatory petition with the U.S. Food and Drug Administration urging the agency to withdraw approvals for seven classes of antibiotics which are used as agricultural feed additives. They pointed out what we have known for years-that antibiotics which are crucial to treating human disease should never be used except for their intended purpose-to treat disease.
>
> In a study reported in the New England Journal of Medicine, researchers at the Centers for Disease Control and Prevention found 17 percent of drug-resistant staph infections had no apparent links to health-care settings. Nearly one in five of these resistant infections arose in the community-not in the health care setting. While must do more to address inappropriate antibiotic use in medicine, the use of

> these drugs in our environment cannot be ignored.
>
> Most distressingly, we have seen the USDA issue a fact sheet on the recently recognized link between antimicrobial drug use in animals and the methicillin resistant staphylococcus aureas, MRSA, infections in humans. These infections literally threaten life and limb! . . . .
>
> This bill phases out the nontherapeutic uses of critical medically important antibiotics in livestock and poultry production, unless their manufacturers can show that they pose no danger to public health.
>
> Our legislation requires the Food and Drug Administration to withdraw the approval for nontherapeutic agricultural use of antibiotics in food-producing animals if the antibiotic is used for treating human disease, unless the application is proven harmless within 2 years. The same tough standard of safety will apply to new applications for approval of animal antibiotics.
>
> This legislation places no unreasonable burden on producers. It does not restrict the use of antibiotics to treat sick animals, or for that matter to treat pets and other animals not used for food.

The companion bill, H.R. 1549, is sponsored by seventy members of the House of Representatives. In connection with its introduction, Representative Slaughter (D. N.Y.) stated (155 Cong Rec E 689):

> Currently, seven classes of antibiotics certified by the Food and Drug Administration (FDA) as "highly" or "critically" important in human medicine are used in agriculture as animal feed additives. Among them are penicillin, tetracyclines~~, macrolides, lincosamides, streptogramins~~, aminoglycosides, and sulfonamides. These classes of antibiotics are among the most critically important in our arsenal of defense against potentially fatal human diseases.
>
> Penicillins, for example, are used to treat infections ranging from strep throat to meningitis. Macrolides and Sulfonamides are used to prevent secondary infections in patients with AIDS and to treat pneumonia in HIV-infected patients. Tetracyclines are used to treat people potentially exposed to anthrax.
>
> Despite their importance in human medicine, these drugs are added to animal feed as growth promotants and for routine disease prevention. Approximately 70 percent of antibiotics and related drugs produced in the U.S. are given to cattle, pigs, and chicken to promote growth and to compensate for crowded, unsanitary, stressful conditions. The nontherapeutic use of antibiotics in poultry skyrocketed from 2 million pounds in 1985 to 10.5 million pounds in the late 1990s.
>
> This kind of habitual, nontherapuetic use of antibiotics has been conclusively linked to a growing number of incidents of antimicrobial-resistant infections in

humans, and may be contaminating ground water with resistant bacteria in rural areas. In fact, a National Academy of Sciences report states that, "a decrease in antimicrobial use in human medicine alone will have little effect on the current situation. Substantial efforts must be made to decrease inappropriate overuse in animals and agriculture as well."

Resistant bacteria can be transferred from animals to humans in several ways. Antibiotic resistant bacteria can be found in the meat and poultry that we purchase in the grocery store. In fact, a New England Journal of Medicine study conducted in Washington, DC found that 20 percent of the meat sampled was contaminated with Salmonella and 84 percent of those bacteria were resistant to antibiotics used in human medicine and animal agriculture. Bacteria can also be transferred from animals to humans via workers in the livestock industry who handle animals, feed, and manure. Farmers may then transfer the bacteria on to their family. A third method is via the environment. Nearly 2 trillion pounds of manure generated in the U.S. annually contaminate our groundwater, surface water, and soil. Because this manure contains resistant bacteria, the resistant bacteria can then be passed on to humans that come in contact with the water sources or soil.

And the problem has been well documented.

A 2002 analysis of more than 500 scientific articles and published in the journal Clinical Infectious Diseases found that "many lines of evidence link antimicrobial resistant human infections to foodborne pathogens of animal origin."

The Institute of Medicine's 2003 report on Microbial Threats to Health concluded "Clearly, a decrease in the inappropriate use of antimicrobials in human medicine alone is not enough. Substantial efforts must be made to decrease inappropriate overuse in animals and agriculture as well."

As the impact of MRSA continues to unfold, there is little doubt that antibiotic resistant diseases are a growing public health menace demanding a high priority response. Despite increased attention to the issue, the response has been inadequate. Part of the problem has been the FDA's failure to adequately address the effect of the misuse of animal antibiotics on the efficacy of human drugs.

Although the FDA could withdraw its approval for these antibiotics, its record of reviewing currently approved drugs under existing procedures indicates that it would take nearly a century to get these medically important antibiotics out of the feed given to food producing animals. In October 2000, for example, the FDA began consideration of a proposal to withdraw its approval for the therapeutic use of fluoroquinolones in poultry. The review, and eventual withdraw of approval, took five years to complete. Under its regulations, the FDA must review each class of antibiotics separately.

The legislation I am reintroducing today, the Preservation of Antibiotics for Medical Treatment Act, would phase out the use of the seven classes of medically significant antibiotics that are currently approved for nontherapeutic use in animal agriculture. Make no mistake, this bill would in no way infringe upon the use of these drugs to treat a sick animal. It simply proscribes their nontherapeutic use.

Madam Speaker, when we go to the grocery store to pick up dinner, we should be able to buy our food without worrying that eating it will expose our family to potentially deadly bacteria that will no longer respond to our medial treatments. Unless we act now, we will unwittingly be permitting animals to serve as incubators for resistant bacteria.

It is time for Congress to stand with scientists, the World Health Organization, the American Medical Association, and the National Academy of Sciences and do something to address the spread of resistant bacteria. We cannot afford for our medicines to become obsolete.

I urge my colleagues to support the Preservation of Antibiotics for Medical Treatment Act to protect the integrity of our antibiotics and the health of American families.

As indicated by Representative Slaughter, the pending bill would prohibit the use of antimicrobials for non-therapeutic use in animals (i.e. in animal feed). This is essentially what the Proponents' are requesting Tyson to do voluntarily, without the need for Federal legislation. Among the findings in Section 2 of the Bill are the following:

> 3)(A) any overuse or misuse of antibiotics contributes to the spread of antibiotic resistance, whether in human medicine or in agriculture; and
>
> (B) recognizing the public health threat caused by antibiotic resistance, Congress took several steps to curb antibiotic overuse in human medicine . . . but has not yet addressed antibiotic overuse in agriculture;
>
> (4) in a March 2003 report, the National Academy of Sciences stated that--
>
> (A) a decrease in antimicrobial use in human medicine alone will have little effect on the current situation; and
>
> (B) substantial efforts must be made to decrease inappropriate overuse in animals and agriculture;
>
> (5)(A) an estimated 70 percent of the antibiotics and other antimicrobial drugs used in the United States are fed to farm animals for nontherapeutic purposes, including--
>
> (i) growth promotion . . .

(B) unlike human use of antibiotics, these nontherapeutic uses in animals typically do not require a prescription;

(6)(A) large-scale, voluntary surveys by the Department of Agriculture's Animal and Plant Health Inspection Service in 1999, 2001, and 2006 revealed that 84 percent of grower-finisher swine farms . . . administer antimicrobials in the feed or water for health or growth promotion reasons, and many of the antimicrobials identified are identical or closely related to drugs used in human medicine, including tetracyclines, macrolides, Bacitracin, penicillins, and sulfonamides; and

(B) these drugs are used in people to treat serious diseases such as pneumonia, scarlet fever, rheumatic fever, venereal disease, skin infections, and even pandemics like plague, as well as bioterrorism agents like anthrax;

(7) many scientific studies confirm that the nontherapeutic use of antibiotics in agricultural animals contributes to the development of antibiotic-resistant bacterial infections in people;

(8)(A) the periodical entitled 'Clinical Infectious Diseases' published a report in June 2002, based on a 2-year review by experts in human and veterinary medicine, public health, microbiology, biostatistics, and risk analysis, of more than 500 scientific studies on the human health impacts of antimicrobial use in agriculture; and

(B) the report recommended that antimicrobial agents should no longer be used in agriculture in the absence of disease, but should be limited to therapy for diseased individual animals and prophylaxis when disease is documented in a herd or flock;

(9) the United States Geological Survey reported in March 2002 that--

(A) antibiotics were present in 48 percent of the streams tested nationwide; and

(B) almost half of the tested streams were downstream from agricultural operations;

(10) an April 1999 study by the General Accounting Office concluded that resistant strains of 3 microorganisms that cause food-borne illness or disease in humans--Salmonella, Campylobacter, and E. coli--are linked to the use of antibiotics in animals . . .

(12)(C) in December 2007, the USDA issued a fact sheet on the recently recognized link between antimicrobial drug use in animals and the Methicillin Resistant Staphylococcus Aureas (MRSA) infections in humans;

(13) in October 2001, the New England Journal of Medicine published an

editorial urging a ban on nontherapeutic use of medically important antibiotics in animals . . .

(15) the American Medical Association, the American Public Health Association, the National Association of County and City Health Officials, and the National Campaign for Sustainable Agriculture, are among the more than 300 organizations representing health, consumer, agricultural, environmental, humane, and other interests that have supported enactment of legislation to phase out nontherapeutic use in farm animals of medically important antibiotics . . .

(17)(A) the Food and Drug Administration recently modified the drug approval process for antibiotics to recognize the development of resistant bacteria as an important aspect of safety;

(B) however, most antibiotics currently used in animal production systems for nontherapeutic purposes were approved before the Food and Drug Administration began giving in-depth consideration to resistance during the drug-approval process; and

(C) the Food and Drug Administration has not established a schedule for reviewing those existing approvals;

On July 13, 2009, the Committee on Rules of the House of Representatives held a hearing on H.R. 1549. (Cf. 155 Cong Rec D 830). At that hearing, Dr. Joshua Sharfstein, Principal Deputy Commissioner of Food and Drugs of the Food and Drug Administration testified (www.rules.house.gov/111/oj/hr5419/statements/sharfstein):

> Many factors contribute to the spread of antimicrobial resistance. . . . Antimicrobial use in animals has been shown to contribute to the emergence of resistant microorganisms that can infect people. The ~~inappropriate nontherapeutic~~ use of antimicrobial drugs of human importance in food-producing animals is of particular concern. . . . Misuse and overuse of these drugs contribute to an even more rapid development of resistance. . . . (Pages 2-3)
>
> **A Public Health Approach to Antimicrobial Use in Animals**
>
> Antimicrobials used in agriculture are indicated for a variety of uses. There are four prominent label indications for use of these antimicrobials: growth promotion/feed efficiency; prevention; control; and treatment. The vast majority of classes of antimicrobials used in animal agriculture have importance in human medicine. . . . Protecting public health requires the judicious use in animal agriculture of those antimicrobials of importance in human medicine. . . . To avoid unnecessary development of resistance under conditions of constant exposure (grown promotion/feed efficiency) to antibiotics, the use of antimicrobials should be limited to those situations where human and animal health are protected. ***Purposes other than for the advancement of animal or human health should not be considered judicious use.*** [Emphasis supplied] Eliminating these uses will not compromise the safety of food. . . .(Page 8)

Comments on H.R. 1549

> FDA supports the idea of H.R. 1549 to phase out growth/promotion efficiency uses of antimicrobials in animals. . . . ***FDA recommends that any proposed legislation facilitate the timely removal of nonjudicious uses of antimicrobial drugs in food-producing animals.*** [Emphasis supplied.] (Page 100)

That, of course, is exactly what the Proponents' shareholder proposal is asking Tyson to do.

We also call the Staff's attention to other testimony at that Rules Committee hearing by Dr. Margaret Mellon (www.rules.house.gov/111/oj/hr5419/statements/mellon) and by Robert Martin, with The Pew Charitable Trusts. (www.rules.house.gov/111/oj/hr5419/statements/martin) Mr. Martin was the Executive Director of the Pew Commission on Industrial Farm Animal Production, a project of the Johns Hopkins School of Public Health, funded by The Pew Charitable Trusts. He reported that the Commission had received thousands of pages of submissions by interested parties, including the animal agricultural industry; that approximately 400 people had attended the Commission's hearings; and that the Commission had reviewed "more than 170 peer-reviewed, independent academic studies". (See pages 1-2.) The Commission issued a report on April 29, 2008 and he stated that the Commission found "that the present system of producing food animals in the United States . . . presents an unacceptable level of risk to public health" and that the Commission "was so concerned about the indiscriminate use of antibiotics in animal food production, and the potential threat to public health, that five [out the Commission's 24 primary recommendations] call for the end of the non-therapeutic use of antibiotics in food animal production". (Page 2.) In his testimony, he included (page 2-3) Recommendation #1 of the Commission:

> **Recommendation #1 Restrict the use of antimicrobials in food animal production to reduce the risk of antimicrobial resistance to medically important antibiotics.**
>
> a. Phase out and ban use of antimicrobials for non-therapeutic (i.e. growth promoting) use in food animals
>
> b. Immediately ban any new approvals of antimicrobials for non-therapeutic uses in food animals and retroactively investigate antimicrobials previously approved. . . .

After noting (page 3) that Sweden had banned the non-therapeutic use of antimicrobials in 1986, that Denmark had done so in 1998 and that the European Union had done so in 2006, he stated (page 4):

> The American Medical Association, American Public Health Association, National Association of County and City Health Officials . . . are among the more than 300 organizations representing health, consumer, agricultural, environmental, humane, and other interests supporting enactment of legislation to phase out non-therapeutic use in farm animals of medically important antibiotics and calling for an immediate ban on antibiotics vital to human health.

H.R. 1549/S. 619 is not alone. Indeed, a search for "antimicrobial resistance" on the website of the House or Representatives lists 122 items, the majority of which appear to be testimony about the matter. The Senate website lists an additional 75 hits. Indeed, other legislation has been introduced into the current Congress. Thus H.R. 2400, whose short title is the "Strategies to Address Antimicrobial Resistance Act", has among its findings (section 3):

> (1) The advent of the antibiotic era has saved millions of lives and allowed for incredible medical progress; however, the increased use and overuse of antimicrobial drugs have correlated with increased rates of antimicrobial resistance. . . .
>
> (4) Scientific evidence suggests that the development of antimicrobial resistance in humans is not due only to use of antimicrobial drugs in humans, but also may be caused by the use of antimicrobial drugs in food-producing animals.

Finally, on July 30 of this year, the House of Representatives, by an overwhelming vote, passed H.R. 2749, the "Food Safety Enhancement Act of 2009". Representative Dingle, the floor manager of the bill, reported that the bill had passed out of the House Committee on Energy and Commerce unanimously. (See 155 Cong Rec H 9157.) He also stated that "Each year, in spite of the fact that we have the most careful and safe food in the world, we find that 76 million people contact a foodborne illness in the United States. According to CDC, some 5,000 die." (155 Cong Rec H 9156) Section 123 of the Act directs the Secretary of Health and Human Services, *inter alia*, to research and "analyze the incidence of antibiotic resistance as it pertains to the food supply and evaluate methods to reduce the transfer of antibiotic resistance to humans".

D. 14a-8(i)(7) Analysis

The Proponents' shareholder proposal deals with one matter, and one matter only, namely the threat to public health that arises from the use of antimicrobials in animal feed not for therapeutic purposes but rather to enhance animal growth.

The Company devotes the bulk of its letter to an attempt to argue that the Proponents' shareholder proposal implicates ordinary business matters. Even if this were true, the Company's 14a-8(i)(7) argument would fail because it has failed to establish that it is entitled to a no-action letter since it must also establish that the proposal has failed to raise an important policy issue. See Release 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14A (July 12, 2002) where it was said:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 34-40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

Although Tyson attempts to deny that the shareholder proposal relates to a significant social policy issue, it fails miserably in this attempt. Indeed, in the one page of its letter devoted to the core issue of whether the proposal raises a significant policy issue the Company never once addresses the question of whether its animal husbandry practices raise a grave threat to public health. Instead it baldly asserts that although the Proponents' proposal "does touch on social policy considerations (i.e., animal welfare and general health concerns), those concerns do not transcend day-to-day business matters and raise [significant] policy issues".

We submit that the evidence set forth in parts B and C of this section of our letter wholly belie that assertion. We refer the Staff to the information contained in the statements made by Senator Snowe (R. ME) and Representative Slaughter (D. NY) on the floor of Congress. We refer the Staff to the legislative findings in bills in Congress, including S. 619 and H.R. 1549. We refer the Staff to the literally hundreds of peer reviewed scientific studies that have been published and that are referred to in the materials quoted above. We refer the Staff to the cries for reform of animal husbandry practices that have emanated from numerous respected and judicious organizations such as the Food and Drug Administration, the World Health Organization, Center for Disease Control and Prevention, the National Academy of Science, the General Accounting Office, the American Medical Association, the New England Journal of Medicine, the American Public Health Association, the American Academy of Pediatrics, the National Association of County and City Health Officials, and the American College of Preventative Medicine. We refer the Staff to the banning of nontherapeutic antimicrobials in the European Union (following earlier bans in Sweden and Denmark, the latter being the largest hog producer in the EU).

There can be no doubt that a shareholder proposal that calls for the reform of animal husbandry practices that endanger the health of millions of Americans, and can therefore result in numerous deaths, raises a "significant policy issue".

There remain one or two minor points in the Company's argument that should be addressed. At the end of the first paragraph of Section C of the Company's argument, the Company argues that since Tyson complies with current FDA rules the shareholder proposal does not "trigger the Staff's 'environmental or public health' exception". This misses the point entirely. The proposal raises a significant policy issue precisely because it requests Tyson to adopt policies in the interest of public health and safety that go beyond the inadequate government requirements.

Finally, the Company contends (middle of first paragraph of Section C of the Company's argument) that the shareholder proposal fails to "provide any evidence that Tyson's existing antibiotic usage strategy increases human health risks or harms the environment". Even if true, that omission would be cured by this letter which, unlike a shareholder proposal, is not limited to 500 words. However, it is not true. Aside from the fact that the concern is apparent from the total thrust of the proposal, we note the specific language in the third paragraph of the supporting statement that "[t]his use of antibiotics in animal feeds facilitates the development and spread of resistant pathogens . . . .Resistant bacteria are associated with more and more severe illness [and] increased risk of death".

For the foregoing reasons, the Company has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Daniel L. Heard, Esq.
Catherine Rowan
Chris Matthias
Leslie Lowe
Laura Berry

APPENDIX A

Statement by Jay P. Graham, PhD, MBA Research Fellow at the Johns Hopkins Bloomberg School of Public Health

Good morning Mr. Chairman and Members of the Senate Health, Education, Labor and Pensions Committee. My name is Jay Graham and I am a public health researcher at the Johns Hopkins Bloomberg School of Public Health. In addition, I was the co-author of a report for the Pew Commission on Industrial Farm Animal Production titled *Antibiotic Resistance and Human Health*. I appreciate the opportunity to speak to you today.

Antimicrobials are a critical defense in the fight against infectious bacteria that can cause disease and death in humans. Their value as a resource in human medicine is being squandered through inappropriate use in animals raised for food. The method that now predominates in food animal agriculture – applying constant low doses of antimicrobials to billions of animals – facilitates the rapid emergence of resistant disease-causing bacteria and compromises the ability of medicine to treat disease, making it clear that such inappropriate and indiscriminate use must end.

A wide range of antimicrobial drugs are permitted for use in food animal production in the U.S. (Sarmah et al 2006). These drugs represent most of the major classes of clinically important antimicrobials, from penicillin to third-generation cephalosporin compounds. In some cases, new drugs were licensed for agricultural use in advance of approvals for clinical use. In the case of quinupristin-dalfopristin – an analog of virginiamycin, which is used in food animal production – this decision by the FDA resulted in the emergence of resistance in human isolates prior to eventual clinical registration (Kieke et al 2006), thus demonstrating how feed additive use can compromise the potential utility of a new tool in fighting infectious disease in humans.

Agricultural use can also significantly shorten the "useful life" of existing antimicrobials for combating human or animal disease (Smith et al, 2002).

While discussion of the issue of declining effectiveness of antimicrobials often centers on the importance of ensuring the proper use of antimicrobials in human medicine, the fact is that most antimicrobials used in the U.S. are used as "growth promoters" in food animal production, not human medicine (Mellon et al 2001). In North Carolina alone, the use of antimicrobials as a feed supplement has been estimated to exceed all U.S. antimicrobial use in human medicine. A relatively small percentage of antimicrobial use in food animal production is to treat sick animals, and much of what is needed for therapeutic purposes is the direct result of the animal husbandry practices of crowding large numbers of food animals in small confined spaces, thereby increasing the chance that diseases will spread through food animal populations.

Exposure of bacteria to sub-lethal concentrations of antimicrobial agents is particularly effective in driving the selection of resistant strains, and under conditions of constant antimicrobial use, resistant strains are advantaged in terms of reproduction and spread. Because of the rapidity of bacterial reproduction, these changes can be expressed with great efficiency.

Exacerbating the problem of using antimicrobials for growth promotion of food animals is the fact that bacteria can share genetic material that encodes resistance to antimicrobials. It is estimated that transferable resistance genes account for more than 95% of antibiotic resistance (Nwosu, 2001). These events have been frequently detected in resistant *E. coli* isolated from consumer meat products (Sunde and Norstrom 2006). At this point, most research has focused on specific patterns of resistance in selected disease-causing organisms – a "one bug, one drug" definition of the problem (Laxminarayan et al 2007). But this discounts the fact that it is the community of genetic resources that determines the rate and propagation of resistance (Salyers and Shoemaker 2006).

From a public health perspective, it clearly makes good sense to remove antimicrobials for growth promotion in food animal production. When this is done, resistance in disease causing organisms tends to decrease significantly. Studies carried out in Europe have demonstrated a rapid decrease in the prevalence of antimicrobial resistant *Enterococcus faecium* recovered from pigs and broilers after antimicrobials were removed (from Aarestrup et al 2001). The prevalence of resistant enterococci isolates from human subjects also declined in the European Union (EU) over the same period (Klare et al 1999).

Addressing other animal agriculture practices, such as more thorough and frequent cleaning of animal feeding operation facilities, may also be needed in conjunction with cessation of using antimicrobials to eliminate reservoirs of antibiotic resistance bacteria from farms.

Recent studies call into question the assumed economic benefits of using antimicrobials in animal feeds. Historically, economic gains from using antimicrobials to promote growth have been thought to justify the expense of the drugs. Two recent large-scale studies – one with poultry and one with swine – found that the actual economic benefits were miniscule to nonexistent, and that the same financial benefits could instead be achieved by improving the management of the animals (e.g., cleaning out poultry houses) (Graham 2007; Miller 2003). Even when improvements from growth promoting antimicrobials have been observed, their benefits are completely offset if costs from increased resistance are considered: loss of disease treatment options in humans and animals, increased health care costs, and more severe and enduring infections. These costs are usually "externalized" to the larger society and not captured in the price of the meat and poultry sold to consumers.

There are industry trade groups that argue that using antimicrobials in the food animal production process does not pose a threat to public health. But, numerous studies support a strong link between the introduction of an antimicrobial into animal feeds and increased resistance in disease-causing organisms isolated from humans (Silbergeld et al. 2008). Resistant disease-causing organisms can affect the public through food routes and environmental routes.

Food routes: In the U.S., antimicrobial resistant disease-causing organisms are highly prevalent in meat and poultry products, including disease-causing organisms in meats that are resistant to the broad-spectrum antimicrobials penicillin, tetracycline and erythromycin (Johnson et al 2005; Simjee et al 2002). Animals given antimicrobials in their feed contain a higher prevalence of multidrug-resistant *E. coli* than animals produced on farms where they are not exposed to antibiotics (Sato et al 2005), and the same disparity shows up when one compares the meat and poultry products consumers purchase from these two styles of production (Price et al 2005; Luantongkum et al 2006).

Environmental routes: Waste disposal is the major source of antimicrobial resistant disease causing organisms entering the environment from animal feeding operations. Each year, confined food animals produce an estimated 335 million tons of waste (dry weight) (USDA), which is deposited on land and enters water sources. This amount is more than 40 times the mass of human biosolids generated by publicly owned treatment works (7.6 million dry tons in 2005). No treatment requirements exist in the U.S. for animal waste before it is disposed of, usually on croplands – even though levels of antimicrobial resistant bacteria are present at high levels.

Antimicrobial resistant *E. coli* and resistance genes have been detected in groundwater sources for drinking water sampled near hog farms in North Carolina (Anderson and Sobsey 2006), Maryland (Stine et al 2007), and Iowa (Mackie et al 2006). Groundwater provides drinking water for more than 97% of rural U.S. populations. In addition, antibiotics used in food animal production are regularly found in surface waters at low levels (Sarmah et al 2006).

Resistant disease-causing organisms can also travel through the air from animal feeding operation facilities. At swine facilities using ventilation systems, resistant disease-causing organisms in the air have been detected as far away as 30 meters upwind and 150 meters downwind (Gibbs et al 2006).

Farm workers and people living near animal feeding operations are at greatest risk for suffering the adverse effects of antimicrobial use in agriculture. Studies have documented their elevated risk of carrying antibiotic-resistant disease-causing organisms (Van den Bogaard and Stobberingh 1999; Price et al 2007; Ojeniyi 1998; Saenz 2006; Smith et al 2005; and KE Smith et al 1999).

The rise of antimicrobial resistance in bacteria, in response to exposure to antimicrobial agents, is inevitable as all uses of antimicrobial agents drives the selection of resistant strains. Thus, there is the potential to lose this valuable resource in human medicine, which might well be finite and nonrenewable – once a disease-causing organism develops resistance to an antimicrobial, it may not be possible to restore its effectiveness. Declining antimicrobial effectiveness can be equated with resource extraction. The very notion of antimicrobial effectiveness as a natural resource is a new concept, so it is not surprising that there has been very little public discussion about the ethical implications of depleting this resource for nonessential purposes, such as for growth promotion in food animal production.

In 2003, the American Public Health Association (APHA), in its policy statement, said "the emerging scientific consensus is that antibiotics given to food animals contribute to antibiotic resistance transmitted to humans." APHA, the world's largest public health organization, also remarked that "an estimated 25–75 percent of feed antibiotics pass unchanged into manure waste."

For its part, the World Health Organization (WHO) has recommended that "in the absence of a public health safety evaluation, [governments should] terminate or rapidly phase out the use of antimicrobials for growth promotion if they are also used for treatment of humans."

For an industry that has become accustomed to using antimicrobials as growth promoters, the idea of stopping this practice might seem daunting. But, consider the case of Denmark, which in 1999 banned the use of antimicrobials as growth promoters. In 2002, the World Health Organization reported that:

> "...the termination of antimicrobial growth promoters in Denmark has dramatically reduced the food animal reservoir of enterococci resistant to these growth promoters, and therefore reduced a reservoir of genetic determinants (resistance genes) that encode antimicrobial resistance to several clinically important antimicrobial agents in humans."

The World Health Organization also reported there were no significant differences in the health of the animals or the bottom line of the producers. The European Union has followed suit with a ban on growth promoters that took effect in 2006.

Finally, prudent public health policy thus indicates that nontherapeutic uses of antimicrobials in food animal production should be ended. Economic analyses demonstrate that there is little economic benefit from using antimicrobials as feed additives, and that equivalent improvements in growth and feed consumption can be achieved by improved hygiene.

Sarmah AK, Meyer MT, Boxall AB. A global perspective on the use, sales, exposure pathways, occurrence, fate and effects of veterinary antibiotics (VAs) in the environment. Chemosphere 2006; 65:725-59.

Kieke AL, Borchardt MA, Kieke BA, et al. Use of streptogramin growth promoters in poultry and isolation of streptogramin-resistant Enterococcus faecium from humans. J Infect Dis 2006; 194:1200-8.

Smith DL, Harris AD, Johnson JA, Silbergeld EK, Morris JG, Jr. Animal antibiotic use has an early but important impact on the emergence of antibiotic resistance in human commensal bacteria. Proc Natl Acad Sci U S A 2002; 99:6434-9.

Mellon M, Benbrook C, Benbrook KL. Hogging it: Estimates of antimicrobial abuse in livestock. Cambridge, MA: Union of Concerned Scientists Publications, 2001.

Nwosu VC. Antibiotic resistance with particular reference to soil microorganisms. Res Microbiol 2001; 152:421-30.

Sunde M., Norstrom M. The prevalence of, associations between and conjugal transfer of antibiotic resistance genes in *Escherichia coli* isolated from Norwegian meat and meat products. J Antimicrobial Chemotherapy. 2006; 58:741-747.

Laxminarayan R. Extending the cure: policy responses to the growing threat of antibiotic resistance. Washington, DC: Resources for the Future, 2007.

Salyers A, Shoemaker NB. Reservoirs of antibiotic resistance genes. Anim Biotechnol 2006; 17:137-46.

Aarestrup FM, Seyfarth AM, Emborg HD, Pedersen K, Hendriksen RS, Bager F. Effect of abolishment of the use of antimicrobial agents for growth promotion on occurrence of antimicrobial resistance in fecal enterococci from food animals in Denmark. Antimicrob Agents Chemother 2001; 45:2054-9.

Klare I, Badstubner D, Konstabel C, Bohme G, Claus H, Witte W. Decreased incidence of VanA-type vancomycin-resistant enterococci isolated from poultry meat and from fecal samples of humans in the community after discontinuation of avoparcin usage in animal husbandry. Microb Drug Resist 1999; 5:45-52.

Graham JP, Boland JJ, Silbergeld E. Growth promoting antibiotics in food animal production: an economic analysis. Public Health Rep 2007; 122:79-87.

Miller GY, Algozin KA, McNamara PE, Bush EJ. Productivity and economic effects of antibiotics use for growth promotion in U.S. pork production. Journal of Agricultural and Applied Economics 2003; 35:469-482.

Silbergeld EK, Graham JP, Price LB. Industrial food animal production, antimicrobial resistance, and human health. Annu Rev Public Health 2008; 29:151-169.

Johnson JR, Kuskowski MA, Smith K, O'Bryan TT, Tatini S. Antimicrobial-resistant and extraintestinal pathogenic Escherichia coli in retail foods. J Infect Dis 2005; 191:1040-9.

Simjee S, White DG, Meng J, et al. Prevalence of streptogramin resistance genes among Enterococcus isolates recovered from retail meats in the Greater Washington DC area. J Antimicrob Chemother 2002; 50:877-82.

Sato K, Bartlett PC, Saeed MA. Antimicrobial susceptibility of Escherichia coli isolates from dairy farms using organic versus conventional production methods. J Am Vet Med Assoc 2005; 226:589-94.

Price LB, Johnson E, Vailes R, Silbergeld E. Fluoroquinolone-resistant Campylobacter isolates from conventional and antibiotic-free chicken products. Environ Health Perspect 2005; 113:557-60.

Luangtongkum T, Morishita TY, Ison AJ, Huang S, McDermott PF, Zhang Q. Effect of conventional and organic production practices on the prevalence and antimicrobial resistance of Campylobacter spp. in poultry. Appl Environ Microbiol 2006; 72:3600-7.

Anderson ME, Sobsey MD. Detection and occurrence of antimicrobially resistant E. coli in groundwater on or near swine farms in eastern North Carolina. Water Sci Technol 2006; 54:211-8.

Stine OC, Johnson JA, Keefer-Norris A, et al. Widespread distribution of tetracycline resistance genes in a confined animal feeding facility. Int J Antimicrob Agents 2007; 29:348-52.

Mackie RI, Koike S, Krapac I, Chee-Sanford J, Maxwell S, Aminov RI. Tetracycline residues and tetracycline resistance genes in groundwater impacted by swine production facilities. Anim Biotechnol 2006; 17:157-76.

Gibbs SG, Green CF, Tarwater PM, Mota LC, Mena KD, Scarpino PV. Isolation of antibioticresistant bacteria from the air plume downwind of a swine confined or concentrated animal feeding operation. Environ Health Perspect 2006; 114:1032-7.

van den Bogaard AE, Stobberingh EE. Antibiotic usage in animals: impact on bacterial resistance and public health. Drugs 1999; 58:589-607.

Price LB, Graham JP, Lackey L, Roess A, Vailes R, Silbergeld EK. Elevatd risks of carrying gentamicin resistant Ecoli among US poultry workers. Journal of Occupational and Environmental Medicine
Ojeniyi AA. Direct transmission of *Escherichia coli* from poultry to humans. Epidemiol Infect 1989; 103:513-22.

Saenz RA, Hethcote HW, Gray GC. Confined animal feeding operations as amplifiers of influenza. Vector Borne Zoonotic Dis 2006; 6:338-46.

Smith DL, Dushoff J, Morris JG. Agricultural antibiotics and human health. PLoS Med 2005; 2:e232.

Smith KE, Besser JM, Hedberg CW, et al. Quinolone-resistant Campylobacter jejuni infections in Minnesota, 1992-1998. Investigation Team. N Engl J Med 1999; 340:1525-32.

American Public Health Association. Available at: http://www.apha.org/advocacy/policy/policysearch/default.htm?id=1243

World Health Organization. Available at: http://www.who.int/csr/resources/publications/drugresist/en/EGlobal_Strat.pdf

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October 1, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Adrian Dominican Sisters

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "ADS Proposal") from the Adrian Dominican Sisters. Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the ADS Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Adrian Dominican Sisters as notification of Tyson's intention to omit the ADS Proposal from its 2010 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2010 Proxy Materials on or about December 22, 2009.

The Proposal

Tyson received the ADS Proposal on September 1, 2009. A full copy of the ADS Proposal is attached as Exhibit A. The ADS Proposal's resolution reads as follows:

RESOLVED:

Shareholders request the board to adopt the following policy and practices for both Tyson's own hog production and (except when precluded by existing contracts) its contract suppliers of hogs:

(1) phase out routine use of animal feeds containing antibiotics that belong to the same classes of drugs administered to humans, except for cases where a treatable bacterial illness has been identified in a herd or group of animals; and

(2) implement animal raising practices that do not require routine administration of antibiotics to prevent and control disease, and where this is not feasible, use only antibiotics unrelated to those used in human medicine; and

that the Board report to shareowners, at reasonable cost and omitting proprietary information, on the timetable and measures for implementing this policy and annually publish data on types and quantities of antibiotics in the feed given to livestock owned by or purchased by Tyson.

Basis for Exclusion

Tyson believes that the ADS Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8 for the reason set forth below:

The ADS Proposal may be properly excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Tyson's ordinary business operations.

Pursuant to Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be excluded from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission also noted that the exclusion rests on two central policy considerations. *Id.* The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The other relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

A. The ADS Proposal deals with a matter relating to Tyson's ordinary business operations.

As the world's largest meat protein company and the second-largest food production company in the Fortune 500, Tyson's business is complex. In making any decision regarding Tyson's hog production, animal care and processing, Tyson's management considers a broad spectrum of business factors and economic risks that may affect Tyson's financial integrity, operations, and sustainability. Tyson's use of antibiotics for animal health is no exception.

The ADS Proposal seeks (1) to compel a phase out of the use of antibiotics in Tyson's hog production and implementation of certain hog raising techniques, (2) requests the Board to report to shareholders on the phase out of antibiotics, and (3) demands annual publication on the types and quantities of antibiotics administered to livestock owned or purchased by Tyson throughout the year. The determination, testing, and evaluation of hogs raised with the use of antibiotics is extremely complex and is so closely related to Tyson's ordinary business operations that such complex decisions should remain exclusively with Tyson management. Tyson's hog production operations use only antibiotics that have been approved by the Food & Drug Administration ("FDA") and which are administered under the direction of a licensed veterinarian in compliance with FDA protocols. Tyson believes that the ADS Proposal interferes with management's ability to operate Tyson because the decision and discretionary authority to administer antibiotics, in varying quantities and types, that comply with FDA regulations and adhere to industry and veterinary standards should reside with Tyson's management. *See Seaboard Corp.*, SEC No-Action Letter (Mar. 3, 2003). Consequently, Tyson believes that the ADS Proposal is excludable under Rule 14a-8(i)(7) because it relates to Tyson's ordinary business activities, it interferes with management's ability to run the day-to-day operations, and allows Tyson's shareholders to micro-manage Tyson.

The ADS Proposal also interferes with management's ability to run Tyson because it requests an extremely detailed report on Tyson's supervision and administration of antibiotics to both livestock from contract farms and company-owned livestock. These activities, as well as all issues related to food safety and preventive veterinary medical practices, are heavily regulated by various local, state, and federal regulatory agencies. On numerous occasions, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business practices and therefore are excludable pursuant to Rule 14a-8(i)(7). *See Willamette Industries, Inc.*, SEC No-Action Letter (Mar. 20, 2001) (concurring that a proposal requiring an annual report detailing the company's environmental compliance program, those who enforce it, and facts regarding the financial impact of compliance was excludable); *Duke Power Company*, SEC No-Action Letter (Feb. 16, 1999) (concurring that proposal could be excluded because compliance with government regulations was considered part of the company's ordinary business operations). The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act No. 34-20091 (Aug. 16, 1983). Similarly, the Staff has indicated "[w]here the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under" Rule 14a-8(i)(7). *Johnson Controls, Inc.*, SEC No-Action Letter (Oct. 26, 1999). In this case, the ADS Proposal not only requests a report on Tyson's day-to-day operations in hog production and antibiotic administration, it requests information that relates to compliance with government regulation, which is with little doubt an ordinary business practice.

B. The ADS Proposal seeks to micro-manage Tyson by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The determination of what is the best antibiotic usage strategy for Tyson is far outside the knowledge and expertise of average shareholders because shareholders presumably lack necessary training in food regulations, agricultural science, preventive veterinary medical practices, advances in nutrition, biochemistry, and biosecurity measures. Tyson, however, has a team of professionals that are committed to and actively engaged in ensuring that antibiotics usage at company-owned and contract farms is properly managed.

The Staff on numerous occasions has taken the position that a company's selection of ingredients or materials for inclusion in its products, within parameters established by state and federal regulation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7). *See The Coca-Cola Co.*, SEC No-Action Letter (Jan. 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *Seaboard Corp.*, SEC No-Action Letter (Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amounts of antibiotics given to healthy animals); *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002) (permitting exclusion of a proposal relating to a review of and report on the use of antibiotics by meat suppliers); and *Borden, Inc.*, SEC No-Action Letter (Jan. 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). Tyson believes that any decision regarding the use of antibiotics in its hog production is analogous to the decisions related to ingredients and materials selection at issue in *Coca-Cola, Seaboard, Hormel* and *Borden.*

In the present case, the ADS Proposal addresses Tyson management's decisions regarding use of antibiotics in its hog production. In establishing Tyson's antibiotic usage strategy, just as with any decision regarding ingredients or materials to be used in any particular product, whether a food product, packaging or otherwise, Tyson takes into account a number of factors, including governmental rules and regulations, consumer preferences, animal well-being, food safety, and product quality. Such decisions are fundamental to management's ability to run Tyson on a day-to-day basis, and shareholders are not in a position to make an informed judgment on highly technical matters such as the usage of antibiotics.

C. The ADS Proposal does not fit within the Staff's "environment or public health" exception.

Tyson does acknowledge that in *Staff Bulletin No. 14C* (June 28, 2005), the Staff, offering an exception to the exclusion found in Rule 14a-8(i)(7), made clear that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because such proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, merely because a shareholder proposal deals with a subject that may touch on a social policy does not mean that this exception applies. *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002). We note that the ADS Proposal failed to point out any specific instance or provide any evidence that Tyson's existing antibiotic usage strategy increases human health risks or harms the environment. While Tyson agrees that general public health and safety concerns are important social policy issues, these are topics that the ADS Proposal merely touches upon, just as it touches on animal welfare and consumer preferences. As part of its commitment to animal well-being, Tyson is actively engaged in working with producers and industry trade groups to ensure antibiotic use is properly managed. Tyson's hog production operations use only antibiotics that have been approved by the FDA and which are administered under the direction of a licensed veterinarian in compliance with FDA protocols. Thus, it does not raise a sufficiently significant social policy issue that will trigger the Staff's "environment or public health" exception.

Finally, in order to satisfy the requirements of the Staff's "environment or public health" exception, the entire shareholder proposal must fall within the exception. If even a portion of the ADS Proposal satisfies the requirements of Rule 14a-8(i)(7), the entire ADS Proposal may be excluded from Tyson's 2010 Proxy Materials. *See International Business Machines*, SEC No-Action Letter (Jan. 9, 2008). *See also International Business Machines*, SEC No-Action Letter (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) (the Staff expressly concurring that the proposal was excludable because "a portion of the proposal relates to ordinary business operations"); and *General Electric Company*, SEC No-Action Letter (Feb. 10, 2000) (concurring in exclusion of a proposal where only a portion of it implicated ordinary business matters). As shown by the no-action letters cited in the previous sentence, the Staff has regularly concurred that when any portion of a proposal implicated ordinary business matters sufficient to trigger Rule 14a-8(i)(7), the entire proposal must be omitted. In the present case, the ADS Proposal seeks to compel Tyson to substantially alter its ordinary business practices with respect to antibiotic usage. Although the ADS Proposal does touch on social policy considerations (i.e., animal welfare and general health concerns), those considerations do not transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Consequently, the ADS Proposal should be excluded in its entirety pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the ADS Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Mr. Christopher Mathias
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 43221-1793

Enclosures

EXHIBIT A

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266- 3521 Phone
517-266-3524 Fax
CMatthias@adriandominicans.org
Portfolio Advisory Board

August 31, 2009

R. Read Hudson
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

RE: Shareholder Proposal

Dear Mr. Hudson:

The Adrian Dominican Sisters, beneficial owner of 250 shares of Tyson Foods stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Tyson Foods phase out the routine use of antibiotics in animal feed and implementation of animal raising practices that would reduce the need of antibiotics as a preventative measure to control disease. The intent of both is to reduce antibiotic resistant bacteria, and preserve the effectiveness of antibiotics in the human population. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the Adrian Dominican Sisters has held shares of Tyson Foods totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the Adrian Dominican Sisters' intent to maintain ownership of Tyson Foods stock through the date of the 2010 Annual Meeting.

Should you wish to enter into dialogue on issues of antibiotics, I am available by phone at (517)266-3535, and by email at cmatthias@adriandominicans.org.

I look forward to hearing from you.

Sincerely,

Christopher Matthias
Coordinator of Corporate Responsibility

Tyson Foods

Phase out Antibiotics in Animal Feed

RESOLVED:

Shareholders request the board to adopt the following policy and practices for both the company's own hog production and (except when precluded by existing contracts) its contract suppliers of hogs:

(1) phase out routine use of animal feeds containing antibiotics that belong to the same classes of drugs administered to humans, except for cases where a treatable bacterial illness has been identified in a herd or group of animals; and

(2) implement animal raising practices that do not require routine administration of antibiotics to prevent and control disease, and where this is not feasible, use only antibiotics unrelated to those used in human medicine; and

that the Board report to shareowners, at reasonable cost and omitting proprietary information, on the timetable and measures for implementing this policy and annually publish data on types and quantities of antibiotics in the feed given to livestock owned by or purchased by Tyson.

SUPPORTING STATEMENT

We urge the adoption of these policies to ensure the continued efficacy of antibiotics for human medicine and to prevent pathogens from becoming resistant to antibiotics.

The US Department of Agriculture (UDA) has determined that much of the antibiotics use in animal feed provides little therapeutic benefit to the animals. Nevertheless, the Food and Drug Administration (FDA) permits the use in animal feeds of the same or similar antibiotics as those used for the treatment of humans.

This use of antibiotics in animal feeds facilitates the development and spread of resistant pathogens that can be transmitted through food such as *Campylobacter jejuni* and multidrug resistant *Salmonella*. Resistant bacteria can also infect, or be spread by, farm workers and can be transmitted to the environment through contaminated air and water. Resistant bacteria are associated with more and more severe illness, increased risk of death, and associated increases in medical costs.

Given these concerns, the FDA, since 2003, has required drug sponsors to show new antibiotics are safe with respect to the development of resistance. Many and perhaps most antibiotics approved for use in feed were approved prior to 2003 and do not meet current FDA standards if these antibiotics are also used in human medicine (FDA Guidance 152). This could lead the FDA or Congress to restrict in-feed antibiotics for livestock producers.

According to its 10-K report, Tyson "has a total herd inventory of more than 300,000 hog," which represent only 1% of the hogs that Tyson processes with the remainder supplied by contract farmers.

Increasingly, consumers and institutional buyers seek to avoid meat from animals routinely fed antibiotics, and countries such as Denmark have banned the practice. Over 250 health care institutions have signed the healthy foods pledge, endorsed by the American Medical Association, to avoid meat from animals given non-therapeutic antibiotics. While Tyson's website states its commitment to food safety and the environment, our company fails to address the food safety and environmental concerns raised by the use of antibiotics in the feed given to hogs it raises or purchases.

Comerica Bank

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

August 31, 2009

Mr. Christopher Matthias
Program Coordinator for Justice and
Peace and Corporate Responsibility
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS SHAREHOLDER ACTIVITY ACCOUNT # *** FISMA & OMB Memorandum M-07-16 ***

Dear Christopher:

In regard to your request for a verification of holdings, the above referenced account currently holds 250 shares of Tyson Foods Inc Class A common stock. The date the stock was acquired was 09/06/05.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092